September 12, 2024

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds 2, Inc.
           Post Qualification Amendment on Form 1-A
           Filed August 22, 2024
           File No. 024-12206
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Offering Statement on Form 1-A
General

1. We note the revisions made in response to prior comment 1. Revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-
       qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under
       Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.
Worthy App, page 42

2. We note your revisions to the round-up feature in response to prior comment 5; however, it does not appear that an investor must affirmatively confirm their decision to participate in each subsequent purchase and it is also unclear how an investor will reconfirm the
 September 12, 2024
Page 2

       terms and conditions of the applicable investor agreement (including compliance with the investment limitations and qualifications for purchaser status set forth in Rule
       251(d)(2)(i)(C)). Please revise further or advise.
Worthy Property Bond 2 Referral Program, page 55

3. We note your response to Comment 7 and reissue. Please tell us, giving consideration to the new structure of the Referral Program, why existing investors who receive compensation for recruiting persons to open a new account with the Company on the
       Worthy Fintech Platform are not acting as unregistered brokers.
Worthy Property Bonds 2 Rewards Program, page 57

4. We note your revised disclosure in response to prior comment 8; however, given you have not disclosed the terms under which the rewards may be earned and appear to reserve the right to disclose and change those terms from time to time it remains unclear how you concluded that offering securities from time to time in this manner is consistent with
       Securities Act Rule 251(d)(3)(i)(F). Please revise your offering accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.